FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — Results of Tender Offer CTC	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Upon completion of the acceptance period of the Tender Offer (the “Offer”) launched on September 11th through its wholly-owned subsidiary INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA. to acquire all of the outstanding shares of COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A. (“CTC”), TELEFÓNICA announces that a total of 458,071,586 Serie A shares and 38,270,113 Serie B shares issued by CTC have been tendered, representing 94.11% of the shares to which the Offer related and 51.86% of CTC’s share capital.
After settlement of the transaction, TELEFÓNICA’s indirect ownership in CTC’s share capital will increase from 44.9% to 96.75%
The transaction has represented a total investment of approximately 542 billion Chilean pesos (approximately 640 million Euros, in accordance with the Exchange Rate prevailing when the transaction closed).
Madrid, November 3rd, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 3rd, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors